July 11, 2013

VIA EDGAR

Ms. Sheila Stout
United States Securities and Exchange Commission
Washington, D.C.

RE:	Sarbanes-Oxley Review of the Annual Report to Shareholders for Nicholas Money Market Fund, Inc. (the “Fund”) Registration Nos. 033-21561/811-05537

Ms. Stout,

This letter is being filed via EDGAR as Correspondence in response to your verbal comment on the Fund’s Annual Report for the period ended December 31, 2012 received on July 1, 2013. We appreciate your assistance in this matter. Your comment as we understood it is detailed below with our response immediately following. The modification will be made for financial statement periods ending after July 1, 2013.

Comment 1

     Regarding the Fund’s use of the Statement of Net Assets; make sure all disclosures required by Regulation S-X, Rule 6-05. Statement of Net Assets Item 2, are made.

Response 1

     The Fund notes that it disclosed the amounts payable to affiliates in the Notes to Financial Statements for the period ended December 31, 2012. For future financial statements, the amounts due to or from affiliates will be separately stated directly on the Statement of Net Assets.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)

The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)

The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)

The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have questions regarding this issue, please call so we can further discuss your concerns.

Very truly yours,

/s/ Jeffrey T. May
Senior Vice President, Secretary and Treasurer

Cc: Jason T. Thompson